Oncolytics Biotech® and SOLTI Present Further Positive Pelareorep Translational Data at SITC

Novel imaging mass cytometry (IMC) technology enables a closer look at tumor microenvironment post-pelareorep/atezolizumab/letrozole treatment

Affirms pelareorep’s ability to increase PD-L1 positive cells and T cell infiltration in the tumor microenvironment

Data will support conduct of registrational program for pelareorep

SAN DIEGO, CA and CALGARY, AB, November 3, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced the presentation of a poster that provides further positive translational data from the previously completed AWARE-1 breast cancer window-of-opportunity study, sponsored by SOLTI-Innovative Cancer Research, at the Society for Immunotherapy of Cancer (SITC) 38th Annual Meeting.

“Using the novel IMC technology to conduct further translational data analysis from the AWARE-1 study in early-stage breast cancer patients has confirmed and expanded our understanding of pelareorep’s mechanism of action in the tumor microenvironment,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics. “We look forward to incorporating these important translational learnings into our registrational program for HR+/HER2- metastatic breast cancer. These findings likely also have implications for other indications where we have seen signals of efficacy with atezolizumab/pelareorep combinations, including pancreatic cancer in the GOBLET study focused on gastrointestinal cancers.”

Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics, commented, “Previously published analyses from AWARE-1 patient samples showed that in the first three days after dosing, pelareorep upregulated tumor PD-L1 expression in the tumors, induced the generation and expansion of T cell clones, and promoted the tumor infiltration of CD8+ T cells. It also led to an increase in the CelTIL score in most patients, which is a measure of tumor cellularity and immune infiltration that is associated with favorable clinical outcomes. The new IMC data presented today show an increase in cytotoxic T cells and PD-L1 expression in tumors by three days following treatment and demonstrate pela’s ability to induce an enhanced immune state within tumors. This supports pelareorep’s ability to modify the tumor microenvironment and enhance the responsiveness of cancers to checkpoint inhibitor therapy.”

Summary of Data and Findings for Expanded Translational Analysis of the AWARE-1 Study:

Samples: From the AWARE-1 window-of-opportunity study of patients with early-stage HR+/HER2- breast cancer:
•Collected from cohort 2 patients who received pelareorep plus letrozole and atezolizumab (n=10)
•Tumor biopsies were collected on Day 1 (pretreatment), Day 3 (prior to atezolizumab) and Day 21 (when tumors were surgically removed)

Evaluation process:
•Samples were evaluated using a biomarker panel of 37 conjugated antibodies that bind to tumor antigens and immune cells
•The novel IMC technology was used to visualize cellular interactions down to the single cell level

Results: Visualization of the data shows that pelareorep treatment changed the number of PD-L1 tumor cells and the architecture of the tumor microenvironment:
•By Day 3, an increase in PD-L1 positivity and cytotoxic T cells could be seen at a higher rate of tumor infiltration relative to baseline.

About AWARE-1
AWARE-1 was an open-label window-of-opportunity study in early-stage breast cancer. The study combined pelareorep, without or with atezolizumab, and the standard of care therapy according to breast cancer subtype. Tumor tissue was collected from patients as part of their initial breast cancer diagnosis, again on day three following initial treatment, and finally at three weeks following treatment, on the day their tumor is surgically resected. Key objectives of the study were to confirm that pelareorep is acting as a novel immunotherapy, to evaluate potential synergy between pelareorep and checkpoint blockade, and to collect biomarker data. The primary endpoint of the translational study was overall CelTIL score (a measurement of cellularity and tumor-infiltrating lymphocytes). Secondary endpoints for the study included safety and tumor and blood-based biomarkers. AWARE-1 met its primary endpoint of overall CelTIL score in 2021 (link to the PR, link to the poster). Additional biomarker data announced in 2022 showed pelareorep’s potential to improve the prognosis of breast cancer patients (link to the PR, link to the poster).

Poster Information

Poster Title	Analysis of the HR+/HER2- breast cancer tumor microenvironment following immune priming with pelareorep and atezolizumab using imaging mass cytometry - Results from the AWARE-1 trial
Abstract Number	582
Poster Date & Time	November 4, 2023 from 9 a.m. – 8:30 p.m. Pacific Time

A copy of the poster is available on the Oncolytics website and can be found by clicking here.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding the timing and anticipated content of upcoming poster presentations involving pelareorep; Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plans to advance towards a registration study in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com